UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       International Aluminum Corporation
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    458884103
                                    ---------
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                November 5, 2004
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Equity Partners, L.P.                      13-4088890
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                            7)    SOLE VOTING POWER
NUMBER OF                         69,398
SHARES                   -------------------------------------------------------
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH                     -------------------------------------------------------
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            69,398
WITH                     -------------------------------------------------------
                            10)   SHARED DISPOSITIVE POWER
                                  none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      69,398
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.63%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Investors, LLC                              13-4126527
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                        69,398
SHARES                   -------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                         none
EACH                     -------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                           69,398
WITH                     -------------------------------------------------------
                          10)    SHARED DISPOSITIVE POWER
                                 none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      69,398
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.63%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Offshore Fund, Ltd. (BVI)
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                            7)    SOLE VOTING POWER
NUMBER OF                         14,146
SHARES                    ------------------------------------------------------
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH                      ------------------------------------------------------
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            14,146
WITH                      ------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                  none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,146
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                     |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.33%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Advisors, LLC                               20-0327470
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                             7)    SOLE VOTING POWER
NUMBER OF                          14,146
SHARES                    ------------------------------------------------------
BENEFICIALLY                 8)    SHARED VOTING POWER
OWNED BY                           none
EACH                      ------------------------------------------------------
REPORTING                    9)    SOLE DISPOSITIVE POWER
PERSON                             14,146
WITH                      ------------------------------------------------------
                            10)    SHARED DISPOSITIVE POWER
                                   none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,146
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.33%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Capital Group, L.P.                                  13-3635132
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                             (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                            7)    SOLE VOTING POWER
NUMBER OF                         83,544
SHARES                 ---------------------------------------------------------
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH                   ---------------------------------------------------------
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            83,544
WITH                   ---------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                  none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      83,544
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.97%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      LNA Capital Corp.                                              13-3635168
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                            7)    SOLE VOTING POWER
NUMBER OF                         83,544
SHARES                    ------------------------------------------------------
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH                      ------------------------------------------------------
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            83,544
WITH                      ------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                  none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      83,544
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                        |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.97%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      James Mitarotonda
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                             7)    SOLE VOTING POWER
NUMBER OF                          83,544
SHARES                    ------------------------------------------------------
BENEFICIALLY                 8)    SHARED VOTING POWER
OWNED BY                           none
EACH                      ------------------------------------------------------
REPORTING                    9)    SOLE DISPOSITIVE POWER
PERSON                             83,544
WITH                      ------------------------------------------------------
                            10)    SHARED DISPOSITIVE POWER
                                   none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      83,544
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.97%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                        SCHEDULE 13D
CUSIP No. 458884103

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Parche, LLC                                                    20-0870632
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                            7)    SOLE VOTING POWER
NUMBER OF                         22,331
SHARES                    ------------------------------------------------------
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH                      ------------------------------------------------------
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            22,331
WITH                      ------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                  none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,331
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.53%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                        SCHEDULE 13D
CUSIP No. 458884103

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Starboard Value & Opportunity Fund, LLC                        37-1484524
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                            7)    SOLE VOTING POWER
NUMBER OF                         106,875
SHARES                    ------------------------------------------------------
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH                      ------------------------------------------------------
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            106,875
WITH                      ------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                  none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      106,875
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.52%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RCG Equity Market Neutral Master Fund, Ltd.                    98-0365487
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                             7)    SOLE VOTING POWER
NUMBER OF                          54,600
SHARES                     -----------------------------------------------------
BENEFICIALLY                 8)    SHARED VOTING POWER
OWNED BY                           none
EACH                       -----------------------------------------------------
REPORTING                    9)    SOLE DISPOSITIVE POWER
PERSON                             54,600
WITH                       -----------------------------------------------------
                            10)    SHARED DISPOSITIVE POWER
                                   none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      54,600
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.29%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RCG Halifax Fund, Ltd.                                          98-0197623
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                              7)    SOLE VOTING POWER
NUMBER OF                           5,600
SHARES                      ----------------------------------------------------
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            none
EACH                        ----------------------------------------------------
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              5,600
WITH                        ----------------------------------------------------
                             10)    SHARED DISPOSITIVE POWER
                                    none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,600
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                       |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.13%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Admiral Advisors, LLC                                          37-1484525
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                        129,206
SHARES                   -------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                         none
EACH                     -------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                           129,206
WITH                     -------------------------------------------------------
                          10)    SHARED DISPOSITIVE POWER
                                 none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      129,206
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                         |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.04%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Ramius Capital Group, LLC                                       13-3937658
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                        189,406
SHARES                  --------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                         none
EACH                    --------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                           189,406
WITH                    --------------------------------------------------------
                          10)    SHARED DISPOSITIVE POWER
                                 none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      189,406
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.46%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      C4S & Co., LLC                                                  13-3946794
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                            7)    SOLE VOTING POWER
NUMBER OF                         189,406
SHARES                 ---------------------------------------------------------
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH                   ---------------------------------------------------------
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            189,406
WITH                   ---------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                  none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      189,406
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                     |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.46%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Peter A. Cohen
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                            7)    SOLE VOTING POWER
NUMBER OF                         none
SHARES                  --------------------------------------------------------
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          189,406
EACH                    --------------------------------------------------------
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            none
WITH                    --------------------------------------------------------
                            10)   SHARED DISPOSITIVE POWER
                                  189,406
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      189,406
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                        |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.46%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Morgan B. Stark
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                        none
SHARES                   -------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                         189,406
EACH                     -------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                           none
WITH                     -------------------------------------------------------
                          10)    SHARED DISPOSITIVE POWER
                                 189,406
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      189,406
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                         |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.46%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Jeffrey M. Solomon
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                           (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                        none
SHARES                  --------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                         189,406
EACH                    --------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                           none
WITH                    --------------------------------------------------------
                          10)    SHARED DISPOSITIVE POWER
                                 189,406
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      189,406
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.46%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Thomas W. Strauss
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                          (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                            7)    SOLE VOTING POWER
NUMBER OF                         none
SHARES                  --------------------------------------------------------
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          189,406
EACH                    --------------------------------------------------------
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            none
WITH                    --------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                  189,406
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      189,406
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                      |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.46%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

      This Amendment No. 1 amends and restates, except as set forth herein, the
Schedule 13D filed with the Securities and Exchange Commission on July 20, 2004 (the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $1.00 per share, of International Aluminum Corporation, a California corporation.

Item 1.         Security and Issuer.

      This Statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of International Aluminum Corporation, a California corporation (the "Company"). The principal executive offices of the Company are located at 767 Monterey Pass Road, Monterey Park, California 91754.

Item 2.         Identity and Background.

      (a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd. (BVI), Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Parche, LLC, Starboard Value & Opportunity Fund, LLC, RCG Equity Market Neutral Master Fund, Ltd., RCG Halifax Fund, Ltd., Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

      As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 272,950 shares of Common Stock, representing approximately 6.43% of the shares of Common Stock presently outstanding.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Offshore Fund, Ltd. (BVI) is a limited company organized under the laws of the British Virgin Islands formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Offshore Fund, Ltd. (BVI) is c/o Bison Financial Services LTD, Bison Court Road Town, Tortola, British Virgin Islands. The officers and directors of Barington Companies Offshore Fund, Ltd. (BVI) and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Investors, LLC is a majority-owned subsidiary of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies.

The address of the principal business and principal offices of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Capital Group, L.P. is also the Managing Member of Barington Companies Advisors, LLC, the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI), which has voting power with respect to the shares owned by Barington Companies Offshore Fund, Ltd. (BVI). Barington Companies Advisors, LLC is a Delaware limited liability company formed to be the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI). The address of the principal offices of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation formed to be the general partner of Barington Capital Group, L.P. The address of the principal business and principal offices of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The officers of LNA and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

      Each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal offices of Starboard Value & Opportunity Fund, LLC and Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Starboard Value & Opportunity Fund, LLC and Parche, LLC. The address of the principal offices of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      Each of RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd. is a corporation organized under the laws of the Cayman Islands formed for the purpose of making investments utilizing various strategies. The address of the principal offices of RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd. is 666 Third Avenue, 26th Floor, New York, New York 10017. The officers and directors of RCG Equity Market Neutral Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2. The officers and directors of RCG Halifax Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule IV and incorporated by reference in this Item 2.

      The sole member of Admiral Advisors, LLC and the investment advisor of each of RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd. is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of

Ramius Capital Group, LLC. The address of the principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a Managing Member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

      (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.      Source and Amount of Funds or Other Consideration.

      The information contained in Item 3 of the Statement is hereby supplemented as follows:

      Since the filing of the Statement, the Reporting Entities purchased an aggregate of 45,200 shares of Common Stock. The amount of funds expended for such purchases was approximately $739,967.73 by Barington Companies Equity Partners, L.P., $94,405.86 by Barington Companies Offshore Fund Ltd. (BVI), $56,617.60 by Parche, LLC, $297,242.40 by Starboard Value & Opportunity Fund, LLC and $119,091 by RCG Halifax Fund, Ltd.

      All purchases of Common Stock by the Reporting Entities were made in open market transactions as described in Schedule V attached hereto. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

      Certain shares reported in the Statement as owned by Parche, LLC were acquired in private transactions with various transferors for which Ramius Capital Group, LLC or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Parche, LLC acquired from such transferors an aggregate of 20,255 shares of Common Stock on July 14, 2004 at a per share price of $29.96, equal to the last reported sales price on the New York Stock Exchange on the date the transaction was completed, or an aggregate of $606,839.80. Ramius Capital Group, LLC is the sole member of Admiral Advisors, LLC, which is the Managing Member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC. The total of 20,255 shares transferred to Parche, LLC were initially acquired by the transferors for an aggregate of $633,976.16 (excluding commissions and other execution related costs). Such transferors had, within the 60 days prior to the filing of the Statement, effected the following transactions in the Common
Stock: 5/12/04 purchased 501 shares at a price per share of $29.9952; 5/14/04 purchased 384 shares at a price per share of $28.8254; 5/17/04 purchased 320 shares at a price per share of $28.9750; 5/19/04 purchased 427 shares at a price per share of $28.2748; 5/20/04 purchased 181 shares at a price per share of $28.8711; 5/21/04 purchased 373 shares at a price per share of $29.8547; 5/28/04 purchased 75 shares at a price per share of $29.6424; 6/2/04 purchased 160 shares at a price per share of $29.5914; 6/3/04 purchased 53 shares at a price per share of $29.7868; 6/4/04 purchased 106 shares at a price per share of $30.00; 6/7/04 purchased 555 shares at a price per share of $29.9988; 6/8/04 purchased 106 shares at a price per share of $29.9955; 6/10/04 purchased 53 shares at a price per share of $29.9009; 6/14/04 purchased 21 shares at a price per share of $30.00; 6/17/04 purchased 128 shares at a price per share of $29.5413; 6/18/04 purchased 64 shares at a price per share of $29.6378; 6/21/04 purchased 1,568 shares at a price per share of $30.00; 6/22/04 purchased 267 shares at a price per share of $30.00; 7/1/04 purchased 213 shares at a price per share of $29.00; 7/8/04 purchased 400 shares at a price per share of $29.3124; 7/9/04 purchased 896 shares at a price per share of $29.3016; 7/12/04 purchased 224 shares at a price per share of $29.2571; 7/14/04 sold 20,255 shares at a price per share of $29.96. All purchases of Common Stock referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Reporting Entities do not believe that the information contained in this paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.         Purpose of Transaction.

      Each of the Reporting Entities acquired beneficial ownership of the Shares of Common Stock to which this Statement related in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, has been undervalued.

      The Reporting Persons consider their equity position to be for investment purposes only. Each of the Reporting Entities may acquire additional shares or other securities of the Company or sell or otherwise dispose of any or all of the shares or other securities of the Company beneficially owned by it. The Reporting Entities may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

            Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

      (a) As of the date hereof, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 69,398 shares of Common Stock, representing approximately 1.63% of the shares of Common Stock presently outstanding based upon the 4,244,794 shares of Common Stock reported by the Company to be issued and outstanding as of November 3, 2004 in its Form 10-Q filed with the Securities and Exchange Commission on November 12, 2004 (the "Issued and Outstanding Shares").

      As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 69,398 shares of Common Stock owned by Barington Companies Equity Partners, L.P. As the Managing Member of Barington Companies Investors, LLC, which in turn is the general partner of Barington Companies Equity Partners, L.P., Mr. Mitarotonda may be deemed to beneficially own the 69,398 shares of Common Stock owned by Barington Companies Equity Partners, L.P., constituting approximately 1.63% of the Issued and Outstanding Shares.

      As of the date hereof, Barington Companies Offshore Fund, Ltd. (BVI) beneficially owns 14,146 shares of Common Stock, constituting approximately 0.33% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd. (BVI), Barington Companies Advisors, LLC may be deemed to beneficially own the 14,146 shares of Common Stock owned by Barington Companies Offshore Fund, Ltd. (BVI), constituting approximately 0.33% of the Issued and Outstanding Shares. As the Managing Member of Barington Companies Advisors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 14,146 shares of Common Stock owned by Barington Companies Offshore Fund, Ltd. (BVI). As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 69,398 shares of Common Stock owned by Barington Companies Equity Partners, L.P., representing an aggregate of 83,544 shares, constituting approximately 1.97% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 69,398 shares owned by Barington Companies Equity Partners, L.P. and the 14,146 shares owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 83,544 shares, constituting approximately 1.97% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 69,398 shares owned by Barington Companies Equity Partners, L.P. and the 14,146 shares owned by Barington Companies Offshore Fund, Ltd.
(BVI), representing an aggregate of 83,544 shares, constituting approximately 1.97% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 69,398 shares owned by Barington Companies Equity Partners, L.P. and the 14,146 shares owned by Barington Companies Offshore Fund, Ltd. (BVI) by virtue of his authority to vote and dispose of such shares.

      As of the date hereof, each of Parche, LLC and Starboard Value & Opportunity Fund, LLC beneficially own 22,331 and 106,875 shares of Common Stock, respectively, constituting approximately 0.53% and 2.52%, respectively, of the Issued and Outstanding Shares. As the Managing Member of each of Parche, LLC and Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 22,331 shares and the 106,875 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 129,206 shares, constituting approximately 3.04% of the Issued and Outstanding Shares. As of the date hereof, each of RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd. beneficially own 54,600 and 5,600 shares of Common Stock, respectively, constituting approximately 1.29% and 0.13%, respectively, of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC and the investment advisor of each of RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd., Ramius Capital Group, LLC may be deemed to beneficially own the 22,331 shares, the 106,875 shares, the 54,600 shares and the 5,600 shares, respectively, of Common Stock owned by Parche, LLC, Starboard Value & Opportunity Fund, LLC, RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd., representing an aggregate of 189,406 shares, constituting approximately 4.46% of the Issued and Outstanding Shares. As the Managing Member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to beneficially own the 22,331 shares, the 106,875 shares, the 54,600 shares and the 5,600 shares, respectively, of Common Stock owned by Parche, LLC, Starboard Value & Opportunity Fund, LLC, RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd., representing an aggregate of 189,406 shares, constituting approximately 4.46% of the Issued and Outstanding Shares. As the Managing Members of C4S & Co., LLC, each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 22,331 shares, the 106,875 shares, the 54,600 shares and the 5,600 shares, respectively, of Common Stock owned by Parche, LLC, Starboard Value & Opportunity Fund, LLC, RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd., representing an aggregate of 189,406 shares, constituting approximately 4.46% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 22,331 shares, the 106,875 shares, the 54,600 shares and the 5,600 shares, respectively, owned by Parche, LLC, Starboard Value & Opportunity Fund, LLC, RCG

Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd. by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon & Strauss disclaim beneficial ownership of such shares.

      (b) Each of the Reporting Entities is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by virtue of their respective positions as described in paragraph (a), with the exception of Messrs. Cohen, Stark, Solomon and Strauss, who have shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon & Strauss disclaim beneficial ownership of such shares. With the exception of Messrs. Cohen, Stark, Solomon and Strauss, each of the other Reporting Entities are deemed to have sole voting and dispositive power with respect to the shares each beneficially owns, regardless of the fact that multiple Reporting Entities within the same chain of ownership are deemed to have sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on its relationship to the other Reporting Entities within the same chain of ownership.

      (c) No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof, except to the extent disclosed herein.

      (d) Not applicable.

      (e) Not applicable.

Item 6.     Contracts, Arrangements, Understanding or Relationships With
            Respect to
            Securities of the Issuer.

       Barington Capital Group, L.P. or one or more of its affiliates expect to receive from Starboard Value & Opportunity Fund, LLC and Parche, LLC a fee with respect to certain profits those entities may derive from their investment in the Common Stock of the Company. An agreement between the parties with respect to the foregoing has not yet been formalized.

Item 7.     Material to be Filed as Exhibits.

Exhibit No. 1   Exhibit Description
-------------   -------------------

99.1 Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, James Mitarotonda, Barington Companies Offshore Fund, Ltd., Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., Parche, LLC, Starboard Value & Opportunity Fund, LLC, RCG Equity Market Neutral Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss dated January 19, 2005.1



----------------------
1 The Agreement of Joint Filing that was previously filed has been superseded and replaced by the attached Agreement of Joint Filing, which is in full force and effect.

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 19, 2005

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                       By: Barington Companies Investors, LLC,
                                           its general partner


                                       By: /s/ James A. Mitarotonda
                                          ----------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member


                                       BARINGTON COMPANIES INVESTORS, LLC


                                       By: /s/ James A. Mitarotonda
                                          ---------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member


                                       /s/ James A. Mitarotonda
                                       ------------------------------------
                                       James A. Mitarotonda



                                       BARINGTON COMPANIES OFFSHORE FUND, LTD.
                                       (BVI)


                                       By: /s/ James A. Mitarotonda
                                          ---------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Manager

                                       BARINGTON COMPANIES ADVISORS, LLC



                                       By: /s/ James A. Mitarotonda
                                          ---------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member

                                       BARINGTON CAPITAL GROUP, L.P.
                                       By:  LNA Capital Corp., its general
                                            partner

                                       By: /s/ James A. Mitarotonda
                                          ---------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President and CEO


                                       LNA CAPITAL CORP.


                                       By: /s/ James A. Mitarotonda
                                          ---------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President and CEO


                                       PARCHE, LLC
                                       By: Admiral Advisors, LLC, its managing
                                           member


                                       By: /s/ Jeffrey M. Solomon
                                          --------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory



                                       STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                       By: Admiral Advisors, LLC, its managing
                                           member


                                       By: /s/ Jeffrey M. Solomon
                                          --------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory



                                       RCG EQUITY MARKET NEUTRAL MASTER FUND,
                                       LTD.


                                       By: /s/ Jeffrey M. Solomon
                                          -------------------------------
                                        Name:  Jeffrey M. Solomon
                                        Title: Authorized Signatory

                                       RCG HALIFAX FUND, LTD.


                                       By: /s/ Jeffrey M. Solomon
                                          -------------------------------
                                        Name:  Jeffrey M. Solomon
                                        Title: Authorized Signatory


                                       ADMIRAL ADVISORS, LLC
                                       By:  Ramius Capital Group, LLC, its
                                            sole member


                                       By: /s/ Jeffrey M. Solomon
                                          ------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory


                                       RAMIUS CAPITAL GROUP, LLC
                                       By:  C4S & Co., LLC, its Managing Member


                                       By: /s/ Jeffrey M. Solomon
                                          --------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Managing Member


                                       C4S & CO., LLC



                                       By: /s/ Jeffrey M. Solomon
                                          -------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Managing Member



                                       /s/ Peter A. Cohen
                                       ---------------------------------
                                       Peter A. Cohen


                                       /s/ Morgan B. Stark
                                       ---------------------------------
                                       Morgan B. Stark


                                       /s/ Jeffrey M. Solomon
                                       --------------------------------
                                       Jeffrey M. Solomon


                                       /s/ Thomas W. Strauss
                                       --------------------------------
                                       Thomas W. Strauss


                                   SCHEDULE I

     Directors and Officers of Barington Companies Offshore Fund, Ltd. (BVI)


Name and Position          Principal Occupation                               Principal Business Address
-----------------          --------------------                               --------------------------

James A. Mitarotonda       Chairman of Barington                              888 Seventh Avenue
Director and President     Capital Group, L.P.                                17th Floor
                                                                              New York, NY 10019

Sebastian E. Cassetta      Executive Vice President and                       888 Seventh Avenue
Director                   Chief Operating Officer of                         17th Floor
                           Barington Capital Group, L.P.                      New York, NY 10019

Edith Conyers              General Manager of Forum                           Washington Mall 1, 3rd Flr.
Director                   Fund Services, Ltd.                                22 Church Street
                                                                              Hamilton HM11, Bermuda

Graham Cook                Director/Manager, Corporate                        Bison Court
Director                   Services of Byson Financial                        P.O. Box 3460
                           Services, Ltd.                                     Road Town, Tortola
                                                                              British Virgin Islands

Forum Fund Services, Ltd.  Fund Administration                                Washington Mall 1, 3rd Flr.
Secretary                                                                     22 Church Street
                                                                              Hamilton HM11, Bermuda

Melvyn Brunt               Chief Financial Officer of                         888 Seventh Avenue
Treasurer                  Barington Capital Group, L.P.                      17th Floor
                                                                              New York, NY 10019


                                   SCHEDULE II

                          Officers of LNA Capital Corp.


Name and Position           Principal Occupation                  Principal Business Address
-----------------           --------------------                  --------------------------

James A. Mitarotonda        Chairman of Barington                 888 Seventh Avenue
President and CEO           Capital Group, L.P.                   17th Floor
                                                                  New York, NY 10019

Sebastian E. Cassetta       Executive Vice President              888 Seventh Avenue
Secretary                   and Chief Operating Officer           17th Floor
                            of  New York, NY 10019
                            Barington Capital Group, L.P.

Melvyn Blunt                Chief Financial Officer of            888 Seventh Avenue
Treasurer                   Barington Capital Group, L.P.         17th Floor
                                                                  New York, NY 10019


                                  SCHEDULE III

      Directors and Officers of RCG Equity Market Neutral Master Fund, Ltd.


Name and Position                 Principal Occupation                    Principal Business Address
-----------------                 --------------------                    --------------------------

Jeffrey Solomon                   Managing Member                         666 Third Avenue
Director                          Ramius Capital Group, LLC               26th Floor
                                                                          New York, NY 10017

Morgan B. Stark                   Portfolio Manager                       666 Third Avenue
Director                          Ramius Capital Group, LLC               26th Floor
                                                                          New York, NY 10017

CFS Company, Ltd., a              Nominee Company                         Corporate Centre
Cayman Island corporation                                                 West Bay Road
Director                                                                  Grand Cayman
                                                                          Cayman Islands, BWI

CSS Corporation Ltd.              Nominee Company                         CSS Corporation Ltd.
Cayman Islands corporation                                                c/o CITCO Fund Services
Secretary                                                                 Regatta Office Park
                                                                          West Bay Road
                                                                          P.O. Box 31106
                                                                          SMB, Grand Cayman
                                                                          Cayman Islands


                                   SCHEDULE IV

                Directors and Officers of RCG Halifax Fund, Ltd.


Name and Position                  Principal Occupation                   Principal Business Address
-----------------                  --------------------                   --------------------------

Jeffrey Solomon                    Managing Member                        666 Third Avenue
Director                           Ramius Capital Group, LLC              26th Floor
                                                                          New York, NY 10017

Morgan Stark                       Managing Member                        666 Third Avenue
Director                           Ramius Capital Group, LLC              26th Floor
                                                                          New York, NY 10017

CFS Company, Ltd., a               Nominee Company                        Corporate Centre
Cayman Island corporation                                                 West Bay Road
Director                                                                  Grand Cayman
                                                                          Cayman Islands, BWI

CSS Corporation Ltd.               Nominee Company                        CSS Corporation Ltd.
Cayman Islands corporation                                                c/o CITCO Fund Services
Secretary                                                                 Regatta Office Park
                                                                          West Bay Road
                                                                          P.O. Box 31106
                                                                          SMB, Grand Cayman
                                                                          Cayman Islands

                                   SCHEDULE V

        This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in the open market through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.


             Number of
Date           Shares                Price Per Share           Cost(1)
----         ---------               ---------------         -----------
7/21/04         1,200                     $30.00              $36,000.00
7/23/04         1,800                     $29.750             $53,550.00
7/26/04         450                       $29.750             $13,387.00
7/27/04         135                       $29.600             $3,996.00
7/28/04         4,050                     $29.720             $120,366.00
8/4/04          2,250                     $29.05              $65,362.50
8/9/04          1800                      $27.9775            $50,359.50
8/12/04         3,870                     $26.7605            $103,563.13
8/13/04         3,600                     $25.925             $93,330.00
9/24/04         2,700                     $28.60              $77,220.00
9/28/04         450                       $28.60              $12,870.00
10/14/04        1,530                     $28.4833            $43,579.45
10/15/04        425                       $28.45              $12,091.25
1/14/05         1,700                     $31.937             $54,292.90


----------

(1)  Excludes commissions and other execution-related costs.


Shares purchased by Barington Companies Offshore Fund, Ltd.

             Number of
Date           Shares                Price Per Share           Cost(2)
----         ---------               ---------------         -----------
7/21/04         300                    $30.00                 $9,000.00
7/23/04         200                    $29.750                $5,950.00
7/26/04         50                     $29.750                $1,487.50
7/27/04         15                     $29.600                $444.00
7/28/04         450                    $29.720                $13,374.00
8/4/04          250                    $29.050                $7,262.50
8/9/04          200                    $27.9775               $5,595.50
8/12/04         430                    $26.7605               $11,507.015
8/13/04         400                    $25.925                $10,370.00
9/24/04         300                    $28.60                 $8,580.00
9/28/04         50                     $28.60                 $1,430.00
10/14/04        270                    $28.4833               $7,690.49
10/15/04        75                     $28.45                 $2,133.75
1/14/05         300                    $31.937                $9,581.10


(2)   Excludes commissions and other execution-related costs.

Shares purchased by Parche, LLC


             Number of
Date           Shares                Price Per Share           Cost(3)
----         ---------               ---------------         -----------
7/21/04         240                    $30.00000              $7,200.00
7/23/04         320                    $29.750                $9,520.00
7/26/04         80                     $29.750                $2,380.00
7/27/04         24                     $29.60                 $710.40
7/28/04         720                    $29.72                 $21,398.40
7/30/04         128                    $29.60                 $3,788.80
8/4/04          400                    $29.050                $11,620.00

----------

(3)   Excludes commissions and other execution-related costs.

Shares purchased by Starboard Value & Opportunity Fund, LLC


             Number of
Date           Shares                Price Per Share           Cost(4)
----         ---------               ---------------         -----------
7/21/04         1,260                  30.0000                 $37,800.00
7/23/04         1,680                  29.750                  $49,980.00
7/26/04         420                    29.750                  $12,495.00
7/27/04         126                    29.600                  $3,729.60
7/28/04         3,780                  29.720                  $112,341.60
7/30/04         672                    29.60                   $19,891.20
8/4/04          2,100                  29.050                  $61,005.00

----------

(4)   Excludes commissions and other execution-related costs.

Shares purchased by RCG Halifax Fund, Ltd.


             Number of
Date           Shares                Price Per Share           Cost(5)
----         ---------               ---------------         -----------
8/10/04         800                      $28.13                $22,504.00
9/2/04          850                      $28.9471              $24,605.00
10/1/04         250                      $28.82                $7,205.00
10/5/04         1,200                    $29.9133              $35,896.00
11/5/04         250                      $29.0920              $7,273.00
12/2/04         650                      $33.2431              $21,608.00

----------

(5)   Excludes commissions and other execution-related costs.